SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AtriCure, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value per Share
(Title of Class of Securities)

04963C 20 9
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP NO. 04963C 20 9	Page 2 of 10 Pages
1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Norman R. Weldon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 865,462*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 865,462*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 865,462*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON* IN

*  Includes 97,368 shares and 10,00 stock options held by Norman R. Weldon; 391,718 shares held by The Weldon Foundation (the “Foundation”); 149,250 shares held by Partisan Management Group, Inc. (“Partisan”); 117,126 shares held by Carol J. Weldon, his wife; and 100,000 shares held by Weldon Consulting.  Dr. Weldon is the Treasurer and a director of the Foundation, a managing director of Partisan and sole proprietor of Weldon Consulting.  Dr. Weldon may be deemed to share voting and investment power with respect to the shares held by his wife, Weldon Consulting, the Foundation and Partisan, and Dr. Weldon disclaims beneficial ownership of these shares except as to his pecuniary interest therein.  Dr. Weldon’s wife may be deemed to share voting and investment power with respect to the shares held by Dr. Weldon and Weldon Consulting, and she disclaims beneficial ownership of these shares except as to her pecuniary interest therein.

CUSIP NO. 04963C 20 9	Page 2 of 10 Pages
1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Carol J. Weldon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 324,484*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 324,484*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 324,484*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON* IN

*  Includes 117,126 shares held by Carol J. Weldon; 97,368 shares and 10,000 stock options held by Norman R. Weldon, her husband; and 100,000 shares held by Weldon Consulting.  Ms. Weldon disclaims beneficial ownership of the shares held by her husband and Weldon Consulting, except as to her pecuniary interest therein.  Dr. Weldon may be deemed to share voting and investment power with respect to the shares held by his wife, and he disclaims beneficial ownership of these shares except as to his pecuniary interest therein.

CUSIP NO. 04963C 20 9	Page 2 of 10 Pages
1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). The Weldon Foundation, Inc. 65-0715451*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 391,718*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 391,718*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 391,718*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12	TYPE OF REPORTING PERSON* CO

*  Dr. Weldon is the Treasurer and a director of the Foundation, and may be deemed to share voting and investment power with respect to these shares, and he disclaims beneficial ownership of these shares, except as to his pecuniary interest therein.

CUSIP NO. 04963C 20 9	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Partisan Management Group, Inc. 65-0348124*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 149,250
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 149,250
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 149,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .01%
12	TYPE OF REPORTING PERSON* CO

*  Dr. Weldon is a managing director of Partisan, and may be deemed to share voting and investment power with respect to these shares, and he disclaims beneficial ownership of these shares, except as to his pecuniary interest therein.

CUSIP NO. 04963C 20 9	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Weldon Consulting*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 50,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 50,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .003%
12	TYPE OF REPORTING PERSON* OO - Sole Proprietorship

*  Dr. Weldon is the sole proprietor of Weldon Consulting, and may be deemed to share voting and investment power with respect to these shares, and he disclaims beneficial ownership of these shares, except as to his pecuniary interest therein.
.

Page 7  of 10 Pages

Item 1(a)  Name of Issuer:  AtriCure, Inc.

Item 1(b)  Address of Issuer's Principal Executive Office:

6217 Centre Park Drive
West Chester, OH 45069

Item 2(a)  Name of Person Filing:  This statement on Schedule 13G (this “Statement”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(1) Norman R. Weldon
(2) Carol J. Weldon
(3) The Weldon Foundation, Inc.
(4) Partisan Management Group, Inc.
(5) Weldon Consulting

The entities and persons named in this Item 2(a) are individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”  Dr. Weldon is the Treasurer and a director of The Weldon Foundation, Inc., a managing director of Partisan Management Group, Inc. and the sole proprietor of Weldon Consulting.  Dr. Weldon and Carol Weldon are husband and wife.

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Statement as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this Statement jointly, in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that either of them is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any shares covered by this Statement held by any other person.

Item 2(b)  Address of Principal Business Office or, if none, Residence:

Norman R. Weldon, Carol J. Weldon, The Weldon Foundation, Inc. and Weldon Consulting:
6 Ocean Club Drive
Amelia Island, FL  32034

Partisan Management Group, Inc.:
293 Pearl Street
Boulder, CO  80302

Page 8 of 10 Pages

Item 2(c)  Citizenship:

(1) Norman R. Weldon - United States
(2) Carol J. Weldon - United States
(3) The Weldon Foundation, Inc. - Florida
(4) Partisan Management Group, Inc. - Colorado
(5) Weldon Consulting - Florida

Item 2(d)  Title of Class of Securities:  Common Stock

Item 2(e)  CUSIP Number:  04963C 20 9

Item 3       If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b), check whether the Person Filing is a:  N/A

Item 4   Ownership:

See rows 5 through 11 of the Cover Page.  The ownership percentages are based on 15,349,788 shares of Common Stock of the Issuer outstanding on February 3, 2010.

Item 5	Ownership of 5% or Less of Class: N/A

Item 6	Ownership of More Than 5% on Behalf of Another Person: N/A

Item 7	Identification and Classification of the Subsidiary which Acquired the Security being
Reported on by the Parent Holding Company: N/A

Item 8   Identification and Classification of Members of the Group:  N/A

Item 9   Notice of Dissolution of Group:  N/A

Item 10    Certification:  N/A

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 4, 2010\

/s/ Norman R. Weldon
Name: Norman R. Weldon

/s/ Carol J. Weldon
Name: Carol J. Weldon

The Weldon Foundation, Inc.

By:	/s/ Norman R. Weldon
Name: Norman R. Weldon
Title: Treasurer and Director

Partisan Management Group, Inc.

By:	/s/ Norman R. Weldon
Name: Norman R. Weldon
Title: Managing Director

Weldon Consulting

By:	/s/ Norman R. Weldon
Name: Norman R. Weldon
Title: Owner

Page 10 of 10 Pages

Exhibit A
JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.001 Par Value, of AtriCure, Inc. and further agree that this Joint Filing Agreement be include as an exhibit to such statement.  This Joint Filing Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 4, 2010.

/s/ Norman R. Weldon
Name: Norman R. Weldon

/s/ Carol J. Weldon
Name: Carol J. Weldon

The Weldon Foundation, Inc.

By:	/s/ Norman R. Weldon
Name: Norman R. Weldon
Title: Treasurer and Director

Partisan Management Group, Inc.

By:	/s/ Norman R. Weldon
Name: Norman R. Weldon
Title: Managing Director

Weldon Consulting

By:	/s/ Norman R. Weldon
Name: Norman R. Weldon
Title: Owner